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                              December 6, 2023

       James Britton
       Executive Vice President and Chief Financial Officer
       First Foundation Inc.
       200 Crescent Court, Suite 1400
       Dallas, Texas 75201

                                                        Re: First Foundation
Inc.
                                                            Form 10-Q for
Fiscal Quarter Ended June 30, 2023
                                                            Form 10-Q for
Fiscal Quarter Ended September 30, 2023
                                                            Response dated
November 6, 2023
                                                            File No. 001-36461

       Dear James Britton:

              We have reviewed your November 6, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17,
       2023 letter.

       Form 10-Q for Fiscal Quarter Ended September 30, 2023

       General

   1. We note your response to prior comment 5 regarding risk management, relevant limits and guidelines and risks
due to changes in interest rates. It appears the disclosure you provided was focused on the 25%
minimum liquidity ratio. However, the comment sought
                                                        disclosure more
generally of risk management policies and procedures. In this regard, we note your response to
prior comment 7 and draft disclosure referencing the risk profile considering a number of
factors and    clear policy limits and guidelines    that guide your
                                                        IRR management
strategies. Please revise future filings to provide a more fulsome description of the
material aspects of risk management, including identification of other material limits and
guidelines and your compliance with them. Please provide us with your proposed
disclosures.
 James Britton
First Foundation Inc.
December 6, 2023
Page 2

       Please contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact
Todd Schiffman at 202-551-3491 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameJames Britton                           Sincerely,
Comapany NameFirst Foundation Inc.
                                                          Division of
Corporation Finance
December 6, 2023 Page 2                                   Office of Finance
FirstName LastName